

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 21, 2006

By U.S. Mail and Facsimile

Mr. Kevin C. Kern
Chief Financial Officer
BWAY Corporation
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350-2237

> **Re:** **BWAY Corporation**
> **Form 10-K for the Fiscal Year Ended October 2, 2005**
> **Form 10-Q for the Fiscal Quarter Ended January 1, 2006**
> **File No. 001-12415**

Dear Mr. Kern:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief